Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Pinnacle Entertainment, Inc. for the registration of up to $1,500,000,000 aggregate dollar amount of any combination of debt securities, guarantees, preferred stock, depository shares, common stock, warrants, rights, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 29, 2012, with respect to the consolidated financial statements and schedule of Pinnacle Entertainment, Inc., and the effectiveness of internal control over financial reporting of Pinnacle Entertainment, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada

March 5, 2012